American Real Estate Partners, L.P.
                          767 Fifth Avenue, Suite 4700
                            New York, New York 10153


                                                                December 4, 2006


Mr. Peter Quick
Lead Director, Independent Committee
Board of Directors
Reckson Associates Realty Corp.
625 Reckson Plaza
Uniondale, NY 11556


Dear Mr. Quick:

     On behalf of entities wholly-owned by American Real Estate Partners, L.P. ("AREP"), a Delaware limited partnership, whose Depositary Units trade on the New York Stock Exchange under the symbol ACP and which are approximately 90% owned by Carl Icahn, we are pleased to submit this proposal to acquire all of the outstanding shares and units of Reckson Associates Realty Corp. and Reckson Operating Partnership, L.P. (together, "Reckson") in a transaction that provides Reckson shareholders and unitholders with value that is superior to the pending transaction with SL Green Realty Corp. ("SL Green"), Marathon Asset Management and certain members of Reckson management.

     AREP has interests in businesses in a variety of industries, including real estate, gaming, and textiles, among others. The market value of AREP's outstanding Depositary Units, which trade on the NYSE, is approximately $5 billion. In addition, AREP and its subsidiaries have an aggregate cash position, including marketable securities, of approximately $2.3 billion.

     AREP is proposing to acquire all of the outstanding shares (and units) of Reckson through a transaction in which shareholders (and unitholders) would receive a consideration per share (and unit) of $49.00, consisting of $1 billion in cash and the balance of $3.3 billion in a new class of AREP Preferred Units (the "Merger Preferred"), which would be convertible into Depositary Units at a 30% premium above last Friday's closing price of $80.35 for the Depositary Units, resulting in the conversion price of $104.50 per Depositary Unit. According to our analysis of comparable preferred securities, we expect the Merger Preferred to be valued at par. No closing conditions, other than those that would be required for the SL Green transaction, would be necessary to consummate our proposed transaction and it will not be subject to a financing condition.

     We anticipate no delay in negotiating a definitive acquisition agreement. In fact, our proposed acquisition agreement, a draft of which will be delivered to you by no later than on Tuesday, December 5, will be substantively the same as Reckson's merger agreement with SL Green with changes to reflect the difference in the proposed transaction. Once our bid is accepted as a superior bid and we agree on the terms of the merger agreement we will immediately deposit approximately $613 million into escrow. This sum includes the break up fee payable to SL Green and a good faith deposit by the AREP parties which will be forfeited to Reckson should the AREP parties not meet their obligations pursuant to the merger agreement.

     The terms of the Merger Preferred are set forth on Exhibit A attached hereto. Briefly, there will be $3.3 billion face amount of a new class of Preferred Units, which will have one vote per Unit on all matters on which the Depositary Units have a vote and as required by law. In addition, the Merger Preferred will have an aggregate liquidation value equal to its par value of $3.3 billion plus accrued but unpaid dividends, if any, and will be fully redeemed on December 31, 2018. Should the Depositary Units trade at or in excess of 120% of the Conversion Price for a period of 20 consecutive business days or for any 20 business days out of 30 business days at any time after January 1, 2008, the Merger Preferred will automatically convert into Depositary Units on the tenth business day thereafter. In addition to the foregoing, the Merger Preferred will carry a preferred dividend at a rate of 5% per annum computed on the liquidation value of the preferred and the dividend will be paid semi-annually on July 15 and January 15 each year and at redemption.

     We are enthusiastic about a transaction with Reckson and believe the terms of our proposal provide the best way to maximize value for your shareholders.

     We look forward to your prompt response.

Very truly yours,

AMERICAN REAL ESTATE PARTNERS, L.P.

By: American Property Investors Inc., its general partner



  By:  /s/ Carl C. Icahn
       -----------------
       Carl C. Icahn, Chairman of the Board



                   [Letter to Reckson re acquisition proposal]

                                                                       EXHIBIT A


            MEMORANDUM OF TERMS OF NEW CONVERTIBLE PREFERRED UNITS OF
                       AMERICAN REAL ESTATE PARTNERS, L.P.

     This Memorandum of Terms summarizes the principal terms of a new series of preferred units, par value $0.01 per unit, of American Real Estate Partners, L.P. (the "Company"), to be referred to herein as "New Convertible Preferred Units".


I. TERMS OF NEW PREFERRED UNITS

Issuer:     American   Real  Estate   Partners,   L.P.,  a  Delaware   limited
            partnership.

Security:   New Convertible  Preferred  Units,  par value $0.01 per unit (the
            "New Preferred Units").

Ranking: The New Preferred Units will, with respect to dividend rights and liquidation rights, winding-up and dissolution, rank senior to each other class of equity securities currently outstanding or established hereafter by the Company.

Liquidation:Preference The aggregate liquidation preference at any date of the
            New Preferred Units shall be determined by multiplying the liquidation preference per Unit by the number of outstanding New Preferred Units. On the date of issuance the aggregate liquidation preference of all New Preferred Units will be $3.3 billion plus dividend arrearages (the "Liquidation Preference").

Dividends:  The New Preferred Units shall accrue cumulative dividends at the rate of 5% per annum payable in cash, semi-annually, on January 15 and July 15 of each year. To the extent the Company fails to make any dividend payment when due and payable, the dividend rate shall increase to 7% per annum until such failure to make the dividend payment is cured.

Conversion: Upon the  issuance  date,  at the  option of the holder of New
            Preferred Units, the New Preferred Units shall be convertible into the number of the Company's depositary units (the "Depositary Units") equal to the Liquidation Preference divided by the Conversion Price (as defined below). Upon any voluntary conversion, there shall be no credit given for dividends not yet declared, other than those in arrears.

            "Conversion Price" means $104.50, subject to adjustment for anti-dilution protection.

Mandatory
Conversion: At any time following January 1, 2008, all of the New Preferred
            Units will be automatically converted to Depositary Units on the 10th business day after the market price of the Depositary Units exceeds 120% of the Conversion Price for at least 20 consecutive business days or for any 20 out of 30 consecutive business days.

Redemption: On December 31, 2018,  the Company shall redeem all of the units of
            New Preferred Units at a price per unit equal to the Liquidation Preference plus an amount computed at the dividend rate from the prior payment date to the date of redemption.

Liquidation;
Dissolution:Upon any liquidation,  dissolution or winding-up of affairs of the
            Company, whether voluntary or involuntary, the holders of the New Preferred Units will be entitled to receive in preference to the holders of all other equity securities an amount equal to the Liquidation Preference. For the avoidance of doubt, none of the sale, conveyance, exchange or transfer (for cash, units, securities or other consideration) of all or substantially all of the property or assets of the Company, nor the consolidation or merger of the Company with or into one or more entities shall be deemed to be a liquidation, dissolution or winding-up of the affairs of the Company.

Anti-Dilution
Protection:   The principal anti-dilution adjustments to the Conversion Price will be for:

              (i) changes in equity such as paying a dividend on Depositary Units in excess of its current dividend of $0.40 per annum or making a distribution on Depositary Units consisting of additional units, subdividing or combining outstanding units, and issuing, in a reclassification of the units or other securities of the Company; (ii) distributions to all equity holders of evidences of indebtedness, units of another class of its equity, cash or other property of any nature, or any options, warrants or other right to subscribe for or purchase any of the foregoing;
              (iii) distributions to all equity holders of securities, cash or other property as a result of reorganization, reclassification, consolidation, merger, sale or other organic changes; and (iv) below market equity issuances.

Voting Rights:Immediately following the original issuance date of the New
              Preferred Units the holders of the New Preferred Units shall have one vote for each unit of New Preferred Units and may vote together with the Depositary Units as a single class on all matters on which the Depositary Units have a vote and as required by law.


II. REGISTRATION RIGHTS

Registration
Rights: Security holders of Reckson Associates Realty Corp. and Reckson Operating Partnership, L.P. (together, "Reckson") will receive registered New Preferred Units. Security holders that are affiliates of Reckson will be provided with (i) continuous re-sale registration rights and (ii) "piggyback" registration rights; in each case, subject to customary black-outs and recommended underwriter cutbacks.

Expenses:     The  Company shall bear all reasonable expenses (exclusive of underwriting discounts and commissions) of piggyback and re-sale registrations (including fees and expenses of one special counsel to all of such affiliated of Reckson whose shares are being registered).